Lauren B. Prevost
April 28, 2011	404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
VIA EDGAR
Ms. Sonia Barros
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	United Development Funding IV
Post-Effective Amendment No. 2 to Registration Statement on Form S-11
Filed April 25, 2011
File No. 333-152760

Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 333-152760
Dear Ms. Barros:
     On behalf of United Development Funding IV (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 28, 2011. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-152760) (the “Registration Statement”), as filed on April 25, 2011 in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
     The Company undertakes to revise the disclosure as set forth below in its Prospectus filed in accordance with Rule 424(b)(3), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events...that constitute a substantive...addition to the information set forth in the last form of prospectus filed with the Commission. The Company will file the Prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.
Funds From Operations and Modified Funds from Operations, page 63
1.	You state that MFFO may provide investors with a useful indication of your future performance and of the sustainability of your current distribution policy. Please revise this section to more clearly explain how MFFO is useful to investors. For example, if you believe that MFFO may be useful for an investor assessing your future performance and of the sustainability of your current distribution policy after the offering and acquisition stage,

Morris, Manning & Martin, LLP
Ms. Sonia Barros, Special Counsel
Securities and Exchange Commission
April 28, 2011

please revise your disclosure to clarify. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

Response:	The “Our Performance — Funds from Operations and Modified Funds from Operations” section beginning on page 63 of the Amendment has been revised in the changed pages attached as Exhibit A hereto to more clearly explain how modified funds from operations (“MFFO”) is useful to investors. If the changed pages attached as Exhibit A hereto are acceptable to the Staff, the revisions provided therein will be included in the Company’s final prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act, and similar disclosure will be included in future periodic reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Information Regarding Our Distributions, page 65
2.	We note your disclosure on page 66. Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception. Please provide similar disclosure in your future Exchange Act periodic reports.

Response:	The “Our Performance — Information Regarding Our Distributions” section beginning on page 65 of the Amendment has been revised in the changed pages attached as Exhibit B hereto to disclose the cumulative amount of distributions declared since inception as compared to cumulative funds from operations since inception. If the changed pages attached as Exhibit B hereto are acceptable to the Staff, the revisions provided therein will be included in the Company’s final prospectus pursuant to Rule 424(b)(3) under the Securities Act, and similar disclosure will be included in future periodic reports pursuant to the Exchange Act.
     The Company acknowledges that, should the Commission or the Staff, acting through delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement, that the action of the Commission or the Staff, acting through delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment or the Registration Statement, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost
cc:	Hollis M. Greenlaw, Esq.
Seth K. Weiner, Esq.

EXHIBIT A
See attached.

OUR PERFORMANCE

Funds From Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts (NAREIT), an industry trade group, has promulgated a measure known as Funds from Operations (FFO) which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the White Paper). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance. Due to these and other unique features of publicly registered, non-listed REITs, the Investment Program Association (IPA), an industry trade group, has standardized a measure known as modified funds from operations (MFFO), which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT. The use of MFFO is recommended by the IPA as a supplemental performance measure for publicly registered, non-listed REITs. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the Practice Guideline), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities; accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses and impairments of real estate assets. The other adjustments included in the IPA’s Practice Guideline are not applicable to us for the years ended December 31, 2010 and 2009, and for the period from May 28, 2008 (Date of Inception) through December 31, 2008.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance. Our FFO and MFFO reporting complies with NAREIT’s policy described above.

Management believes that MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after the end of this offering. MFFO may provide investors with a useful indication of our future performance, particularly after the end of this offering or the

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time when we cease to make investments on a frequent and regular basis, and of the sustainability of our current distribution policy. However, because MFFO excludes the effect of acquisition costs, which are an important component in an analysis of the historical performance of an asset, MFFO should not be construed as a historic performance measure.

The following is a reconciliation of net income (loss) to FFO and MFFO for the years ended December 31, 2010 and 2009, and for the period from May 28, 2008 (Date of Inception) through December 31, 2008.

			Period
			from
			May 28,
			2008
			(Inception)
			through
	Year Ended December 31,		December 31,
	2010	2009	2008

Net income (loss), as reported	$2,225,937	$(21,712)	$379
Add:
Amortization expense	260,910	—	—

FFO	$2,486,847	$(21,712)	$379

Other adjustments:
Provision for loan losses	$162,092	$—	$—
Acquisition expenses	124,200	—	—

MFFO	$2,773,139	$(21,712)	$379

Net Operating Income

We are disclosing net operating income, and intend to disclose net operating income in future filings, because we believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not directly associated with our investments. Net operating income is a non-GAAP financial measure that is defined as net income, computed in accordance with GAAP, generated from properties before interest expense, general and administrative expenses, depreciation, amortization and interest and dividend income. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

To facilitate understanding of this financial measure, the following is a reconciliation of net income (loss) to net operating income for the years ended December 31, 2010 and 2009, and for the period from May 28, 2008 (Inception) through December 31, 2008.

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EXHIBIT B
See attached.

pro rata over all common shares of beneficial interest outstanding as of December 15, 2010, in an amount equal to $0.15 per common share of beneficial interest. This special distribution was paid in February 2011.

On March 10, 2011, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on April 30, 2011. This special distribution will be paid pro rata over all common shares of beneficial interest outstanding as of April 30, 2011 in an amount equal to $0.10 per common share of beneficial interest. This special distribution will be paid in May 2011.

In our initial quarters of operations, and from time to time thereafter, we may not generate enough cash flow to fully fund distributions paid. Therefore, some or all of our distributions are paid from sources other than operating cash flow, such as borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow.

We utilize cash to fund operating expenses, make investments and pay distributions. We receive cash from operations (which includes interest payments) as well as cash from investing activities (which includes repayment of principal on loans we have made) and from financing activities (which includes borrowing proceeds and additional capital for the sale of our shares). We have secured a senior credit facility, a note payable, and lines of credit to manage the timing of our cash receipts and funding requirements. Over the long term, as additional subscriptions for common shares are received and proceeds from such subscriptions are invested in revenue-generating real estate investments, we expect that substantially all of our distributions will be funded from operating cash flow. Further, we believe operating income will improve in future periods as start-up costs and general and administrative expenses are borne over a larger investment portfolio.

As of December 31, 2010, we have made the following distributions to our shareholders:

Period Ended	Date Paid	Distribution Amount

December 31, 2009	January 21, 2010	$5,405
January 31, 2010	February 22, 2010	26,734
February 28, 2010	March 23, 2010	45,870
March 31, 2010	April 22, 2010	81,412
April 30, 2010	May 20, 2010	111,300
May 31, 2010	June 23, 2010	143,635
June 30, 2010	July 22, 2010	167,273
July 31, 2010	August 23, 2010	198,186
August 31, 2010	September 23, 2010	224,213
September 30, 2010	October 15, 2010	325,567
October 31, 2010	November 24, 2010	268,301
November 30, 2010	December 23, 2010	288,148

		$1,886,044

During 2010, we paid distributions of $1,886,044 ($1,179,538 in cash and $706,506 in our common shares of beneficial interest pursuant to our distribution reinvestment plan), as compared to cash flows used in operations of $(585,762). For the year ended December 31, 2009, and for the period from our inception through December 31, 2008, we did not pay any distributions. From May 28, 2008 (Date of Inception) through December 31, 2010, we paid cumulative distributions of $1,886,044, as compared to cumulative FFO of $2,465,514. As of December 31, 2010, we had $451,510 of cash distributions declared that were paid subsequent to period end.

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